

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Jaymes Winters
Chief Executive Officer
Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

>   **Re: Nubia Brand International Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 9, 2023**
>   **File No. 001-41323**

Dear Jaymes Winters:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2023 letter.

Preliminary Proxy Statement on Form 14A filed August 9, 2023

General

1. We note your response to prior comment 2 and reissue it in part. Please update disclosure on page 26 regarding assumed maximum redemptions, including information within the table as appropriate. Additionally update disclosure to clearly describe the working capital and capital expenditure requirements of the post-combination company, including, without limitation, assumptions regarding the $70 million in additional equity financing which the parties have agreed to use "commercially reasonable best efforts" to obtain within 30 days of closing. In this regard, we note disclosure on pages 38 and 190 refers to August 15, 2023.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3(F), page 183

2.   We note your response to prior comment 7 where you state that "in evaluating the change of control provision under step two, the Company determined that the change of control provision includes a stock price element and that the manner in which the change in control price is determined and VWAP are both reasonable means in which to measure the fair value of the Company's stock as the change of control price is based on the implied value of the change of control transaction and as such the change of control provision is considered indexed to the Company's own stock." Please tell us and disclose if your earnout shares agreement with HBC shareholders contemplates how such shares will be treated in a common stock valuation related to a change in control transaction. If so, please clarify whether a common stock valuation price per share, in a change of control transaction, is calculated by dividing the transaction price by the number of outstanding shares that includes, or excludes, the shares issuable under the earnout agreement.

        You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Alex Weniger-Araujo